CITIBANK EARNINGS CREDIT PROGRAM

For U.S. Custody Cash Accounts

This Earnings Credit Program (“ECR Program”) Agreement is made as by and between Citibank N.A., New York Offices (“Citi”) on behalf of itself as custodian pursuant to the custodial services agreement specified on Schedule 1 hereto and on behalf of each of its subsidiaries specified on Schedule 1 hereto as a fund services provider (each a “Fund Services Provider”) and the client identified below (the “Client”).

Purpose: The ECR Program allows the Client to earn a credit on its cash balances maintained in its non-interest bearing U.S. Dollar custody cash account specified on Schedule 1 (the “Cash Account”) to be applied against transaction services fees payable to Citi as custodian or to any of the Fund Services Providers.

Account Balances: An earnings credit (“Earnings Credit”) will be determined based only on the Client’s U.S. Dollar cash balance in the Cash Account, as automatically determined at the end of each day. Daily balances may be positive or negative, and the daily Earnings Credit may be positive or negative.

Rate of Earnings Credit: The Earnings Credit rate (the “Rate”) to be applied to a daily balance in the Cash Account shall be that specified herein. The Rate for positive daily account balances shall not be subject to change except with mutual consent of Citi and the Client. The Rate for negative daily account balances may be changed by Citi with notice to the Client.

Monthly Determination of Net Earnings Credit: At the end of each month the daily positive and negative Earnings Credits for the month will be aggregated to determine the net aggregate Earnings Credit available to be applied against transactional fees as provided in this Agreement. If the end of month net aggregated Earnings Credit is negative, no amount shall be applied against fees as provided in this Agreement.

Transaction Fees: A net positive Earnings Credit for a month shall be applied to reduce the Client’s obligation to pay transactional fees owed by the Client only for that month under the fee schedules applicable to the agreements specified on Schedule 1. Available earnings credits will be applied monthly as follows:

a.	First in reduction of fees payable to Citi as custodian, and

b.	Second in reduction of fees payable to each Citi Fund Services Provider in the order as Citi shall determine.

Representations: The client represents and warrants that this Agreement has been disclosed to its board of directors (or other applicable governing person(s)) and that its board of directors (or other applicable governing person(s)) have approved the client’s participation in the Earnings Credit arrangement as in the best interest of the Client. Citi represents and warrants that the Cash Account will continue to be a non-interest bearing transaction account for purposes of determining the amount of FDIC deposit insurance applicable to any balance in the Cash Account.

Governing Law: The governing law applicable to this Agreement shall be the laws of the State of New York for agreements made and to be performed in New York.

Program Termination: This Agreement can be terminated by either party at its discretion and without any cause by providing a written notice to the other party.

Effective Date for Start of Determination of Earnings Credit: August 22, 2011

Rate:	For Positive Daily Account Balances: 6 bps For Negative Daily Account Balances: Citi’s Announced Prime Rate

Citibank, N.A., as principal as specified this Agreement

and as authorized signer on behalf of each Fund

Services Provider

SCHEDULE 1

TO

CITIBANK EARNINGS CREDIT PROGRAM AGREEMENT

For U.S. Custody Cash Accounts

For purpose of the ECR Program each Series or Portfolio, as applicable, of the named client will separately be the Client under the ECR Program.

This Schedule I may be amended to add or delete any Series or Portfolio upon agreement of the parties to an amended and restated Schedule 1.

Client: Diamond Hill Funds

	Fund Name	Cash Account #
1	Diamond Hill Long-Short Fund	207007
2	Diamond Hill Financial Long-Short Fund	207008
3	Diamond Hill Small Cap Fund	207009
4	Diamond Hill Small Mid Cap Fund	207010
5	Diamond Hill Large Cap Fund	207011
6	Diamond Hill Select Fund	207012
7	Diamond Hill Strategic Income Fund	207013
8	Diamond Hill Research Opportunities Fund	207962

Agreements

Custodian: Citibank, N.A., New York Offices

Global Custodial Services Agreement, dated as of August 22nd, 2011

Fund Services Providers: Citi Fund Services Ohio, Inc.

Fund services agreement dated as of August 22nd, 2011